LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

(202) 274-2020	rlipsher@luselaw.com

October 27, 2014

Kathryn McHale, Esq.

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	MW Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-198668

Dear Ms. McHale:

On behalf of MW Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the staff’s letter dated October 3, 2014, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Registration Statement and Amendment No. 1 on Form S-1

General

1.           Please fill in the blanks in your registration statement.

Response: The blanks in the Amended S-1 have been completed to the extent possible. However, we note that certain of the information needed to fill in the blanks (e.g., the expiration and extension dates of the offering, the supplemental eligibility and voting record dates, and the dates of receipt of required regulatory approvals, etc.) are not known at this time. The Company intends to complete the blanks once such information becomes available.

2.          We note that your Employee Stock Ownership plan intends to purchase shares in the offering and then distribute them to employees as compensation; please include the Plan as a Co-Issuer to your registration statement.

Response: While the Employee Stock Ownership Plan (“ESOP”) will purchase shares in the offering, the offering will have ended before there will be any distribution to the ESOP participants. Shares purchased by the ESOP will be allocated to participants’ accounts over the term of the loan to the ESOP (20 years). Such allocations will be made on an annual basis, with the first allocation expected to be after the offering has ended. Distributions of shares from the ESOP will not be made until a participant retires or otherwise terminates employment. The ESOP is an involuntary, noncontributory plan and subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). As such, the shares of common stock distributed by the ESOP as well as the participation interests therein are not subject to registration under the Securities Act of 1933, as amended. See Release No. 33-6188 (February 1, 1980) at Sections II.A.2(a) and V.C. In view of the nature, timing and circumstances of the distribution of shares of common stock to ESOP participants as well as the involuntary, noncontributory nature of the plan, we do not believe that the ESOP should be considered a Co-Issuer.

Kathryn McHale, Esq.

October 27, 2014

Cover Page

3.           Please revise your first paragraph to delete either the third sentence or the word “currently” in the second sentence. Refer to Item 501(b)(4) of Regulation S-K.

Response: The word “currently” has been deleted in the second sentence.

4.           Please revise your table and footnote (1) to disclose your underwriter’s discounts and commissions on a per share basis. Refer to Item 501(b)(3) of Regulation S-K.

Response: Footnote (1) on the cover page has been revised to disclose selling agent commissions on a per share basis.

Risk Factors, page 16

“We had material weaknesses in our internal control…financial statements,” page 20

5.           We note your disclosure that your independent registered public accounting firm identified material weaknesses in the internal controls over financial reporting during the 2014 and 2013 audits. Please revise to address the following:

•	Please provide information surrounding each of the material weaknesses identified. Quantify the effects of each one on your financial statements.
•	Please provide an expanded discussion of the specific steps you have taken and put into place to resolve each material weakness. Identify which material weaknesses have been resolved and which have not been resolved.
•	Please revise MD&A to provide a discussion of the material weaknesses that includes the information requested in the first two bullets points of this comment and that includes a discussion of how the material weaknesses affected your financial condition, results of operations and cash flows.

Kathryn McHale, Esq.

October 27, 2014

Response: The risk factor on material weaknesses in internal controls has been revised to provide additional information surrounding the material weaknesses identified and the steps taken to resolve each material weakness. Please see the revised discussion on pages 20 to 21. In addition, a new section has been added to the Management’s Discussion and Analysis Section of the prospectus, under the heading “Material Weaknesses in Internal Controls” on pages 55 to 56.

We call your attention to the fact that the Company has not included specific dollar amounts within this added disclosure of the individual findings related to the allowance for loan loss (“ALL”), as the Company believes the individual amounts are not material to investors. However, discussion of the aggregate effect of the ALL calculation deficiencies has been included in the revised prospectus disclosure. For the information of the SEC staff, the individual amounts are presented below to allow the staff to better understand the nature of the individual ALL findings and the effects thereof.

The following deficiencies were noted in the fiscal 2013 ALL calculation:

•	The ALL calculation improperly included participation loans sold and selected other “gross” loan balances which had the effect of computing an overstated ALL of approximately $14,000.
•	A spreadsheet formula error understated expected selling costs on impaired loans which had the effect of computing an ALL understatement of approximately $18,000.
•	The Bank had three loans on nonaccrual status, two of which required additional specific reserves. These loans were not identified as impaired. This finding had the effect of computing an understated ALL of approximately $87,000 for fiscal 2013. The loans were reported as impaired loans in the fiscal 2013 financial statement disclosures and the $87,000 reserve had been recorded in fiscal 2014 to correct this condition.

The following deficiencies were noted in the fiscal 2014 ALL calculation:

•	The calculation of general ALL reserves included a misclassification of commercial lines of credit within consumer loans. This finding resulted in an approximate $1,000 understatement of the ALL.
•	During fiscal 2014, our lending staff made certain changes to the coding of loans. As a result, the classifications used in the 2014 ALL calculation were inconsistent with those used in the 2013 calculation. This finding had no effect on the calculated ALL.

Kathryn McHale, Esq.

October 27, 2014

The following deficiencies related to the ALL calculation for both fiscal 2013 and 2014:

•	An undetected coding error resulted in two impaired loans being included in an incorrect loan segment. This finding had no effect on the calculated ALL.
•	The Bank had identified one loan as an impaired troubled debt restructuring. Evaluation of the collateral resulted in a corresponding specific reserve on the loan, yet the Bank continued to carry the loan on accruing status. This finding had no effect on the calculated ALL.
•	The Bank applied an estimated “cost to sell” percentage to impaired loans that was not documented and was less than actual sales costs. This finding resulted in an understatement of the calculated ALL of $8,000 and $24,000 in 2013 and 2014, respectively.

As disclosed in the prospectus, the aggregate effect of the above ALL calculation deficiencies resulted in a $99,000 understatement of the calculated ALL balance recorded on the balance sheet as of June 30, 2013, and a $99,000 understatement of provision expense for the year ended June 30, 2013. The largest component related to the finding that two loans on nonaccrual status required an impairment allowance totaling $87,000 in fiscal 2013. The impairment reserves for these two loans were recorded in fiscal 2014 because appraisals related to these properties were dated between 80 and 130 days following the fiscal year end. The aggregate effect of the above ALL calculation deficiencies resulted in a $25,000 understatement of the calculated ALL balance recorded on the balance sheet as of June 30, 2014, and a $74,000 overstatement of provision expense for the year ended June 30, 2014. The effect of the ALL deficiencies, individually and in the aggregate, were not deemed material to the Bank’s financial condition, results of operations, cash flows and related disclosures as of and for the years ended June 30, 2013 and 2014. As such, the adjustments were not recorded in the Bank’s financial statements except as noted above. However, the imprecision of controls noted above gave rise to a reasonable possibility that a material misstatement of the Bank’s financial statements could occur without detection on a timely basis.

Market for the Common Stock, page 41

6.           We note your expectation that your stock will be quoted on OTC Pink Marketplace. Please revise your first paragraph to state that there is no established public trading market for your common stock and that quotation on OTC Pink Marketplace will not constitute an “established public trading market.” Refer to Item 201(a) of Regulation S-K. Make corresponding revisions on page 11.

Response: The discussion on pages 11 and 42 has been revised in response to this comment.

Kathryn McHale, Esq.

October 27, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 49

Critical Accounting Policies, page 52

Allowance for Loan Losses, page 52

7.           We note from your disclosure in Note 1 on page F-11 that you use actual loss history experienced by the Company over the most recent twelve quarters to determine the general component of the ALLL for non-impaired loans. Please revise to disclose if you adjust the overall weighting to more heavily weight certain time periods. Please also disclose whether this methodology is consistently employed for each loan category.

Response: Note 1 to the financial statements and the discussion under the heading “Critical Accounting Policies—Allowance for Loan Losses” on page 54 have been expanded to address the use of loss history over the previous twelve quarters, the lack of any weighting applied within these periods, and consistent use of this method across all loan segments, as requested by the staff’s comment.

Exhibit Index

8.           Please file your outstanding exhibits.

Response: The outstanding exhibits are included in the Amended S-1.

9.           Please tell us when you plan to file signed and dated tax opinions. Refer to Section III.D.2. of Staff Legal Bulletin 19. Moreover, please revise Ex. 8.1 to refer to all 1,124,125 of the shares being registered.

Response: The signed and dated federal and state tax opinions are included in the Amended S-1. The federal tax opinion has been revised to refer to 1,124,125 shares.

* * * * *

Kathryn McHale, Esq.

October 27, 2014

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2020 or Kip Weissman at (202) 274-2029.

Sincerely,
/s/ Robert Lipsher
Robert Lipsher

cc:	Gregory P. Niesen, President and Chief Executive Officer
Christopher Dunham, Esq., SEC Staff Attorney
David Irving, SEC Staff Accountant
Paul Cline, SEC Staff Accountant
Jim Romask, Crowe Horwath
Kip Weissman, Esq.